

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 7, 2007

Mr. James Kerr
Executive Vice President and Chief Financial Officer
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, Ohio 44236

> **Re:** **Jo-Ann Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006**
> **and October 28, 2006**
> **Filed June 8, 2006, September 7, 2006 and December 7, 2006**
> **Response letter dated February 16, 2007**
> **File No. 1-06695**

Dear Mr. Kerr:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1.   We have reviewed your response to prior comment 1 in our letter dated February 2, 2007 and note that your CODM manages and reviews your financial results as a single operating segment. Please explain in more detail how you are able to execute your strategy of closing traditional stores and replacing them with superstores if you do not assess performance of your two-store format's results separately. Please also provide us with the reports provided to your CODM for purposes of assessing financial performance and allocating resources for each of the fourth quarters in fiscal years 2007, 2006 and 2005. We may have further comment.

Controls and Procedures, page 71

2.   We have reviewed your response to prior comment 3 in our letter dated February 2, 2007. We note your proposal to address our comment by expanding your disclosure in future filings to clarify that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your report. However, since the disclosure in your Form 10-K for the fiscal year ended January 28, 2006 does not provide any conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your annual report, we believe that an amendment is required. To the extent there are no material revisions to your financial statements or the related notes for the fiscal year ended January 28, 2006, note that you are permitted to file an abbreviated amendment that consists of a cover page, an explanatory note, a signature page, the complete text of your Item 9A disclosure, as amended, and new certifications by your Principal Executive Officer and Principal Financial Officer. Please also revise your filing to include the proposed changes resulting from other comments in our letter dated February 2, 2007. Please refer to Exchange Act Rule 12b-15.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

Mr. James Kerr
Jo-Ann Stores, Inc.
March 7, 2007
page 3

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief